Exhibit 12

HONEYWELL INTERNATIONAL INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Three Months Ended March 31, 2005

(Dollars in millions)

Determination of Earnings:
Income before taxes	$486
Add (Deduct):
Amortization of capitalized interest	6
Fixed charges	118
Equity income, net of distributions	(23)
Total earnings, as defined	$587

Fixed Charges:
Rents(a)	$27
Interest and other financial charges	91
118
Capitalized interest	4
Total fixed charges	$122
Ratio of earnings to fixed charges	4.81
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(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.